This submission is made solely for the purpose of establishing a new registration statement and obtaining contract identifiers for the Voya Guaranteed Accumulation Account (the “GAA”), a market value adjusted fixed interest investment option offered in combination with Voya Group Variable Annuity Contracts for Employer-Sponsored Deferred Compensation Plans variable annuity contracts, in contemplation of a future post-effective amendment to be filed pursuant to Rule 485(a) under the Securities Act of 1933 (the “Act”), as directed by the SEC in Release No. 33-11294; 34-100450; IC-35273; File No. S7-16-23 (“Registration for Index-Linked Annuities and Registered Market Value Adjustment Annuities; Amendments to Form N-4 for Index-Linked Annuities, Registered Market Value Adjustment Annuities, and Variable Annuities; Other Technical Amendments”), or pursuant to Rule 485(b) in accordance with Rule 485(b)(1)(vii) under the Act. This submission is a part of Voya Retirement Insurance and Annuity Company’s transition of the GAA, currently registered on Form S-3 as Registration No. 333-288655, to the amended Form N-4 requirements tailored to register market value adjustment annuities.

Any questions on this submission should be directed to Tamara Saverine with Voya Retirement Insurance and Annuity Company by telephone at (212) 309-8286 or to Scott Rothstein with Eversheds Sutherland (US) LLP at (212) 287-7029.

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